UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Results of Operations and Financial Condition- Quarter and Six Months Ended June 30, 2023

On August 9, 2023, Kornit Digital Ltd. (“Kornit”) issued a press release entitled “Kornit Digital Reports Second Quarter 2023 Results,” in which Kornit reported its results of operations for the second quarter and six months ended June 30, 2023. A copy of that press release is furnished as Exhibit 99.1 hereto.

Kornit is holding a conference call on August 9, 2023 to discuss its results for the quarter and six months ended June 30, 2023, and, in connection with that call, will make available to its investors a slide presentation to provide additional information regarding its business and its financial results. That slide presentation is attached as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

Incorporation by Reference

The U.S. GAAP financial information contained in the (i) consolidated balance sheets, (ii) consolidated statements of operations and (iii) consolidated statements of cash flows included in the press release attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into Kornit’s Registration Statements on Form F-3 (File No. 333-248784) and Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567, 333-237346, 333-254749, and 333-263975).

Exhibits

Exhibit No.	Description
99.1	Press release, dated August 9, 2023, titled “Kornit Digital Reports Second Quarter 2023 Results”

99.2	Slide presentation for conference call of Kornit held on August 9, 2023 discussing financial results for the second quarter and six months ended June 30, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: August 9, 2023	By:	/s/ Lauri Hanover
	Name:	Lauri Hanover
	Title:	Chief Financial Officer

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